Mail Stop 3561

February 1, 2008

William L. Gipson, President and Chief Executive Officer
The Empire District Electric Company
602 Joplin Street
Joplin, MO 64801

      **Re:   The Empire District Electric Company**
            **Definitive Proxy Statement on Schedule 14A**
            **Filed March 16, 2007**
            **File No. 1-03368**

Dear Mr. Gipson:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

1. We note your response to prior comment one in our letter dated December 28, 2007 regarding the company's use of benchmarks. Please clarify what you mean by a "national market benchmark." Please tell us if the "national market benchmark" is the same as the "proprietary market national survey" referred to in our prior comment two. Please provide additional disclosure to clarify what the compensation committee uses to determine the benchmarks used in setting compensation.

2. We note your response to prior comment two in our letter dated December 28, 2007 regarding the company's use of compensation surveys. Please expand the disclosure of both the national market survey and the industry-specific peer group of companies to disclose how the committee uses each survey. For example, please disclose whether the committee sets the benchmark based on the national market survey. If so, please revise your disclosure to identify the benchmark and all its components, rather than merely providing a summary, pursuant to Item 402(b)(2)(xiv). In addition, please disclose how the committee uses the information provided by the peer group companies.

3. We note your response to prior comment three in our letter dated December 28, 2007 regarding the role of the chief executive officer in the compensation process. In particular we note that the chief executive officer attends the compensation committee

meetings.  Please expand the disclosure to clarify whether the chief executive officer is present during the committee's deliberations with respect to the chief executive officer's compensation.

4.      We note your response to prior comment four in our letter dated December 28, 2007 regarding your discussion of the Annual Incentive Plan.  In addition to the disclosure you have provided, please also disclose, as you indicate in your response, that "no single [performance] measure is material to the compensation program overall…the average target opportunity associated with a single performance measure in 2006 and 2007 was only approximately $4,000 and $8,900, respectively."

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Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director